

November 4, 2011

Via E-mail
Mr. Andy Halford
Chief Financial Officer
Vodafone Group Plc
Vodafone House, The Connection
Newbury, Berkshire, RG14 2FN, England

> **Re:** **Vodafone Group Public Limited Company.**
> **Form 20-F for the fiscal year ended March 31, 2011**
> **Filed June 17, 2011**
> **File No. 1-10086**

Dear Mr. Halford:

We have reviewed your response letter dated October 14, 2011 and your filing and have the following comments. As noted in our letter dated September 23, 2011, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended March 31, 2011
Notes to the consolidated financial statements

24. Provisions, page 119
    Other provisions

1.   We note that within "other provisions" are provisions for legal and regulatory disputes as well as amounts provided for property and restructuring costs. Revise your disclosure to include a breakdown for each of these provisions and more details about the timing of the associated cash flows. Please provide us with your proposed disclosures.

28. Contingent liabilities, page 121

2.   We note your response to comment two from our letter dated September 23, 2011. Please expand your disclosure in note 28 to explain your position on why you have not recognized a provision for the litigation with the government of India. Please provide us with your proposed disclosures.

3.   We note your response to comment three from our letter dated September 23, 2011. Please expand your disclosure in note 28 to include details about the context of why the deposit and guarantee were made. Your disclosure should include a discussion about the normal practice in India as outlined in the second paragraph of this response.

        Please file all correspondence over EDGAR. You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                    Sincerely,

                                    /s/ Robert S. Littlepage for

                                    Larry Spirgel
                                    Assistant Director